

DIVISION OF

CORPORATION FINANCE

February 11, 2011

Richard M. Lavers
Chief Executive Officer
All American Group, Inc.
2831 Dexter Drive
Elkhart, Indiana 46514

> **Re:** **All American Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed February 11, 2011**
> **File No. 333-171241**
> **Amendment No. 3 to Schedule 13E-3**
> **Filed February 11, 2011**
> **File No. 005-19485**

Dear Mr. Lavers:

We have reviewed your amended filings and response letter. Please respond to this letter by amending your registration statement and providing the requested information. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Opinion of Houlihan Lokey Financial Advisors, Inc., page 32

1. Please revise to disclose the data underlying the liquidation analysis relied upon by Houlihan Lokey and to show the results of that analysis. We note the information appears on page 14 of the Houlihan Lokey presentation to the special committee. Include also a description of how the liquidation analysis results compare with the per share consideration offered to the company's security holders.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Daniel Duchovny, Special Counsel in the Office of Mergers & Acquisitions at (202) 551-3619 if you have any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Philip L. McCool, Esq. (*via facsimile at* (317) 713-3468)
       Taft Stettinius & Hollister LLP
       One Indiana Square
       Suite 3500
       Indianapolis, Indiana 46204